Exhibit 99.1

AS KIBALI NEARS OPERATIONAL STEADY STATE,

RANDGOLD URGES DRC

TO FACILITATE FURTHER INVESTMENT

Kinshasa, Democratic Republic of Congo, Monday 20 October 2014 - The Kibali gold mine is approaching operational steadiness as it continues to ramp up mining and production, and it is well positioned to achieve its goal of delivering an average of 650 000 ounces of gold per annum over the next 10 years, says Randgold Resources chief executive Mark Bristow. Randgold is developing and operates the mine, in which it has a 45% stake.

Speaking at an update for local media here today, Bristow said the quarter to June had seen major advances in the mine’s development, including the commissioning of the first of four hydropower plants, the completion of the secondary crushing, flotation and concentrate recovery circuits, and the accessing of the underground ore. The emphasis now was on completing the development of the underground mine, commissioning the second hydropower plant, and fine-tuning the process to ensure that it consistently achieves its design targets. Another focus area was the continuing Congolisation of the Kibali management team.

Bristow noted that to date the development of Kibali had injected $600 million directly into the Congolese economy. It was also benefiting the surrounding communities by supporting the growth of a local economy - recent months have seen the establishment of banks, shops, service stations and mobile phone operations there - and by providing health and educational resources to towns and villages in the area.

“The enormous investment in Kibali demonstrates our long term commitment to the DRC. We ask the national and regional governments to match that commitment by providing a fiscal and regulatory environment which will encourage further investment, not only by Randgold but also by other mining companies. The development of a robust mining industry here will be of inestimable value to the DRC and its people and, as has happened elsewhere in Africa, could become the engine that drives general economic growth,” he said.

Against this background, Bristow said, he trusted that the government’s current review of the DRC mining code would produce an investor-friendly result, noting that the existing code was already skewed in the State’s favour in comparison to mining codes in the surrounding African countries competing for investment, and that troublesome issues such as access to new ground and the continuing problem of illegal mining would be addressed effectively.

In a speech to the Geological Society at the University of Kinshasa earlier today, Bristow said the optimal exploitation of the DRC’s mineral wealth would require an integral partnership between the mining industry and the government, which was also applicable to all other emerging countries.

“During the recent gold price boom, throughout the world both parties were guilty of seeking short term gains instead of using it as an opportunity to build sustainably profitable mining businesses. We must now urgently reconsider our complementary roles in extracting the maximum value from what are major national assets, and ensuring that the proceeds are shared fairly by all the stakeholders,” he said.

ENQUIRIES:

Mark Bristow Kibali chairman & Randgold Resources CEO +44 788 071 1386	Willem Jacobs Randgold GM operations Central & East Africa +243 991 001 222	Kathy du Plessis Randgold investor & media relations +44 20 7557 7738 randgold@dpapr.com
Graham Shuttleworth Randgold financial director +44 779 771 1338	Louis Watum GM Kibali Goldmine +243 994 035 464 / +243 817 153 062	Website: www.randgoldresources.com

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.